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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          GREENFIELD INDUSTRIES, INC.
                           (Name of Subject Company)

                          KENNAMETAL ACQUISITION CORP.
                                KENNAMETAL INC.
                                   (Bidders)

                            ------------------------

       COMMON STOCK, PAR VALUE
           $0.01 PER SHARE                            395058 10 0
   (Title of Class of Securities)        (CUSIP Number of Class of Securities)

                            ------------------------

                              DAVID T. COFER, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                KENNAMETAL INC.
                             STATE ROUTE 981 SOUTH
                                  P.O. BOX 231
                          LATROBE, PENNSYLVANIA 15650
      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                            ------------------------

                                   Copies to:

                              LEWIS U. DAVIS, JR.
                               BUCHANAN INGERSOLL
                            PROFESSIONAL CORPORATION
                               ONE OXFORD CENTRE
                          301 GRANT STREET, 20TH FLOOR
                            PITTSBURGH, PENNSYLVANIA
                                   15219-1410

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                                  TENDER OFFER

     Kennametal Acquisition Corp., a Delaware corporation ("Purchaser"), and Kennametal Inc., a Pennsylvania corporation ("Parent") and the owner of all of the outstanding capital stock of Purchaser, hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred stock purchase rights issued pursuant to the Restated Rights Agreement dated as of February 6, 1996, as amended on October 10, 1997, between Greenfield Industries, Inc., a Delaware corporation (the "Company"), and First Chicago Trust Company of New York, as Rights Agent (the "Shares"), of the Company, at $38.00 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 1997, and in the related Letter of Transmittal and any amendments or supplements thereto.

ITEM 10. ADDITIONAL INFORMATION

     Item 10(b)-(c) of Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

     Parent announced that following its filing with the German Federal Cartel Office ("FCO") and discussions with the FCO, that it no longer needs to have the applicable one month waiting period under the German Act Against Restraints of Competition expire in order to proceed with its tender offer and acquisition of the Company and that, on November 12, 1997, Parent learned that the United Kingdom Office of Fair Trade ("OFT") had issued an Invitation to Comment Announcement in response to Parent's prior informal submission to the OFT regarding the acquisition of the Company. On November 13, 1997, Parent issued a press release to such effect and to the effect that Parent did not expect the German or United Kingdom authorities to raise any significant objections to the combination in their respective countries following consummation of Parent's acquisition of the Company. The full text of the press release is filed as Exhibit (a)(11) and is incorporated by reference herein.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

     Item 11 of the Schedule 14D-1 is hereby amended to add the following exhibit:

     (a)(11) Text of press release, dated November 13, 1997, issued by Kennametal Inc.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 1997

                                          KENNAMETAL INC.

                                          By: /s/ DAVID T. COFER
                                            ------------------------------------
                                            Name:  David T. Cofer
                                            Title: Vice President, Secretary
                                                   and General Counsel

                                          KENNAMETAL ACQUISITION CORP.

                                          By: /s/ DAVID T. COFER
                                            ------------------------------------
                                            Name;  David T. Cofer
                                            Title: Vice President, Secretary
                                                   and General Counsel

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                                 EXHIBIT INDEX

 EXHIBIT                                      DESCRIPTION                                    PAGE
---------    -----------------------------------------------------------------------------   ----
(a)  (1)*    Offer to Purchase, dated October 17, 1997.
(a)  (2)*    Letter of Transmittal.
(a)  (3)*    Notice of Guaranteed Delivery.
(a)  (4)*    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees.
(a)  (5)*    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
(a)  (6)*    Guidelines for Certification of Taxpayer Identification Number on Substitute
             Form W-9.
(a)  (7)*    Text of Joint Press Release, dated October 12, 1997, issued by Kennametal
             Inc. and Greenfield Industries, Inc.
(a)  (8)*    Advertisement, dated October 17, 1997.
(a)  (9)*    Text of Press Release, dated October 17, 1997, issued by Kennametal Inc.
(a)  (10)*   Text of Press Release, dated October 31, 1997, issued by Kennametal Inc.
(a)  (11)    Text of Press Release, dated November 13, 1997, issued by Kennametal Inc.
(b)  (1)*    Commitment Letter, dated October 14, 1997.
(c)  (1)*    Agreement and Plan of Merger, dated as of October 10, 1997, among Kennametal
             Inc., Kennametal Acquisition Corp. (formerly known as Palmer Acquisition
             Corp.) and Greenfield Industries, Inc.
(c)  (2)*    Confidentiality Letter dated August 13, 1997.
(d)          None.
(e)          Not applicable.
(f)          None.

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* Previously filed.

                                                                 Exhibit (a)(11)

                                                               November 13, 1997
                                                               Immediate

     GERMAN FCO WAITING PERIOD NO LONGER REQUIRED IN KENNAMETAL TRANSACTION

LATROBE, Pa., NOVEMBER 13, 1997--Kennametal Inc. (NYSE:KMT) announced today that following its filing with the German Federal Cartel Office ("FCO") and discussions with the FCO, that it no longer needs to have the applicable one month waiting period under the German Act Against Restraints of Competition in order to proceed with its tender offer and acquisition of Greenfield Industries, Inc. (NASDAQ:GFII). The FCO will have the right to continue to review the transaction following Kennametal's acquisition of Greenfield.

Separately, on November 12, 1997, Kennametal learned that the United Kingdom Office of Fair Trade ("OFT") had issued an Invitation to Comment Announcement in the United Kingdom in response to Kennametal's prior informal submission to the OFT regarding the acquisition of Greenfield. Kennametal understands that this announcement is part of the OFT's normal procedures and that it will not delay its tender offer or acquisition of Greenfield. The OFT will also have the right to continue to review this matter following Kennametal's acquisition of Greenfield.

Kennametal does not expect the relevant German or U.K. agencies to raise any significant objections to the combination in their respective countries following consummation of its acquisition of Greenfield. The tender offer remains subject to the other conditions listed in the Offer to Purchase. The tender offer is scheduled to expire at 12:00 midnight New York City Time on Friday, November 14, 1997.

Kennametal markets, manufactures and distributes a broad range of tools and industrial supplies and accessories for the metalworking, mining and highway construction industries. With more than 7,700 employees worldwide and sales of approximately $1.2 billion for the year ended June 30, 1997, Kennametal is one of the world's leading producers and suppliers of cutting tools and wear-resistant parts made of cemented carbides and other hard materials.

Greenfield Industries, Inc. is a leading worldwide manufacturer of consumable cutting tools and related products used in a variety of industrial, electronics, energy and construction, engineered and consumer markets. Greenfield also manufactures and sells various products for the marine industry. The company, which has 5,100 employees, had sales of $510 million in 1996.